SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )

TARGETED MEDICAL PHARMA, INC.
(Name of Issuer)

COMMON SHARES, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

876140104
(CUSIP Number)

William E. Shell, MD
c/o Targeted Medical Pharma, Inc.
2980 Beverly Glen Circle, Suite 301
Los Angeles, California 90077
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule  because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE notes).

CUSIP No.: 876140104	13D	Page 2 of 9 Pages

1. NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William E. Shell, MD

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS* OO-Merger Transaction

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7. SOLE VOTING POWER -0-

8. SHARED VOTING POWER 9,419,051 (See Item 4)

9. SOLE DISPOSITIVE POWER -0-

10. SHARED DISPOSITIVE POWER 9,419,051 (See Item 4)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,419,051 (See Item 4)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 42.94% (See Item 4)

14. TYPE OF REPORTING PERSON: IN

CUSIP No.: 876140104	13D	Page 3 of 9 Pages

1. NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth Charuvastra

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS* OO-Merger Transaction

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7. SOLE VOTING POWER -0-

8. SHARED VOTING POWER 9,419,051 (See Item 4)

9. SOLE DISPOSITIVE POWER -0-

10. SHARED DISPOSITIVE POWER 9,419,051 (See Item 4)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,419,051 (See Item 4)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 42.94% (See Item 4)

14. TYPE OF REPORTING PERSON: IN

CUSIP No.: 876140104	13D	Page 4 of 9 Pages

1. NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth Charuvastra and William Shell Family Trust dated July 27, 2006 and Amended September 29, 2006

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS* OO-Merger Transaction

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7. SOLE VOTING POWER 9,419,051 (See Item 4)

8. SHARED VOTING POWER -0-

9. SOLE DISPOSITIVE POWER 9,419,051 (See Item 4)

10. SHARED DISPOSITIVE POWER -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,419,051 (See Item 4)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 42.94% (See Item 4)

14. TYPE OF REPORTING PERSON: OO-Trust

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.001 per share (the “Common  Stock”),  of  Targeted Medical Pharma, Inc., a Delaware corporation  (the “Company” or the “Registrant”).  The principal executive office of the Company is located at 2980 Beverly Glen Circle, Suite 301, Los Angeles, California 90077.

All information contained in this Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Schedule 13D.

Item 2.	Identity and Background.

(a)           This statement is being jointly filed by the Elizabeth Charuvastra and William Shell Family Trust dated July 27, 2006 and Amended September 29, 2006, a California trust (the “EC and WS Family Trust”), William E. Shell, MD and Elizabeth CHaruvastra.  Each of the foregoing is referred to as a “Reporting  Person” and collectively as the “Reporting Persons.”  Dr. Shell and Ms. Charuvastra are the Co-Trustees of the EC and WS Family Trust and may both be considered to have beneficial ownership of the EC and WS Family Trust’s interests in the Company.  Dr. Shell and Ms. Charuvastra share the power to vote and dispose of the Company’s securities owned by the Reporting Persons.

(b)            The principal business address of the EC and WS Family Trust is 3048 Nicada Drive, Los Angeles, California 90077.  The principal business address of Dr. Shell and Ms. Charuvastra is 2980 Beverly Glen Circle, Suite 301, Los Angeles, California 90077.

(c)            The EC and WS Family Trust is a family trust established by Dr. Shell and Ms. Charuvastra.  The occupation of Dr. Shell is to serve as Chief Executive Officer, Chief Scientific Officer and director of the Company.  The occupation of Ms. Charuvastra is to serve as Chairman and Vice President of Regulatory Affairs of the Company.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The State of Incorporation or Citizenship of each Reporting Person is as follows:

(i)	Elizabeth Charuvastra and William Shell Family Trust dated July 27, 2006 and Amended September 29, 2006, California;
(ii)	William E. Shell, MD: United States of America;
(iii)	Elizabeth Charuvastra: United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described  under Item 4 below,  AFH Acquisition III, Inc. (“AFH”), TMP Merger Sub, Inc., (“TMP MS”), AFH Merger Sub, Inc. (“AFH MS”), AFH Holding and Advisory, LLC (“AFH Advisory”) and Targeted Medical Pharma, Inc. (“TMP”) entered into the Agreement and Plan of Reorganization (the “Merger Agreement”),  pursuant to which the EC and WS Family Trust received, 9,419,051 shares of Common Stock of the Company.

The consideration for the issuance of such securities was the merger pursuant to the Merger Agreement.

Item 4.	Purpose of Transaction.

           The Reporting Persons acquired the Common Stock based on the Reporting Persons’ belief that such an investment represented an attractive investment opportunity.  The Reporting Persons may purchase additional securities, if the Reporting Persons’ deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

Pursuant to the Merger Agreement, on January 31, 2011, TMP Merger Sub merged with and into TMP with TMP continuing as the surviving entity.  Immediately after the TMP Merger, AFH merged with and into AFH Merger Sub with AFH continuing as the surviving entity (the “Surviving Subsidiary”).  As a result of the AFH Merger, the name of the Registrant was changed from “AFH Acquisition III, Inc.” to “Targeted Medical Pharma, Inc.”  As a result of the Reorganization, the Surviving Subsidiary will be a wholly-owned subsidiary of the Registrant.

Upon consummation of the TMP Merger, (i) each outstanding share of TMP common stock will be exchanged for approximately 1.48 shares of AFH common stock and (ii) each outstanding TMP option, which is currently exercisable for one share of TMP common stock, will be exchanged for an option exercisable for 1.48 shares of AFH common stock.  Upon consummation of the AFH Merger, which will occur immediately upon consummation of the TMP Merger, each outstanding share of AFH common stock and each outstanding option to purchase AFH common stock will be exchanged for one share of the Registrant’s Common Stock and one option to purchase one share of the Registrant’s Common Stock.  As a result of the Reorganization, holders of TMP common stock and options will receive 18,308,576 shares of the Registrant and options to purchase 566,424 shares of the Registrant, or 83.89% of the Registrant’s issued and outstanding Common Stock on a fully diluted basis.  The Reporting Persons will hold 42.94% of the Registrant’s issued and outstanding Common Stock.

This transaction may be deemed to have resulted in a change in control of the Registrant from Mr. Amir F. Heshmatpour to the former stockholders of TMP.  In connection with the change in control, William E. Shell, MD, Kim Giffoni, Maurice J. DeWald, Donald J. Webster, Arthur R. Nemiroff and John H. Bluher were appointed to the Board of Directors of the Registrant.  Dr. Shell was appointed our Chief Executive Officer and Chief Scientific Officer, Ms. Charuvastra was appointed our Executive Chairman and Vice President of Regulatory Affairs, Mr. Giffoni was appointed our Executive Vice President of Foreign Sales and Investor Relations, Mr. Steve B. Warnecke was appointed our Chief Financial Officer and Mr. Amir Blachman was appointed our Vice President of Strategy and Operations.  Mr. Heshmatpour, an officer and director of AFH prior to the consummation of the Merger Agreement, resigned from these positions at the time the transaction was consummated.  TMP entered into a binding letter of intent, dated November 8, 2010 and amended on January 25, 2011, with AFH Holding and Advisory, LLC in respect to a proposed acquisition transaction with AFH.  In order to facilitate a smooth transition following the proposed merger, Ms. Charuvastra was elected to AFH’s Board of Directors on December 9, 2010.  She will continue as a director of the Registrant following the consummation of the Reorganization.

Such appointments and resignations of the officers of the Registrant were effective on the Closing Date.  The appointments and resignations of the directors will be effective upon the expiration of the 10-day period beginning on the date of the filing and mailing of an Information Statement with the Securities Exchange Commission (the “SEC”) pursuant to Section 14(f) of the Exchange Act of 1934, as amended.

The foregoing descriptions of the Merger Agreement and the transactions contemplated thereby are subject to the more detailed provisions set forth in the agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the company on event date herewith.

Plans or Proposals of the Reporting Persons

Except as set forth above,  none of the Reporting  Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional  securities of the Company or the disposition of securities of the Company; (b) an  extraordinary corporate  transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material  amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors  or to fill any existing vacancies  on the board;  (e) any  material change in the present  capitalization or dividend policy of the Company; (f) any other  material  change in the Company's business or corporate  structure; (g) changes in the Company’s certificate of  incorporation,  bylaws or instruments corresponding  thereto or other actions which may impede  the acquisition  of control of the Company by any person;  (h) causing a class of  securities of the Company to be delisted from a national  securities  exchange or to cease to be authorized  to be quoted in an  inter-dealer  quotation  system of a  registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate number and percentage of the Company's Common Stock owned by each Reporting Person is as follows:

(i)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by the EC and WS Family Trust: 9,419,051 Percentage: 42.94%
(ii)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by William E. Shell, MD: 9,419,051; Percentage: 42.94%
(iii)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Elizabeth Charuvastra: 9,419,051 Percentage: 42.94%

(b)           The number of shares of Common Stock over which each Reporting Person has the power to vote and the power to dispose is as follows:

(i)	1.	Sole power to vote or to direct vote: 9,419,051
2.	Shared power to vote or to direct vote: -0-
3.	Sole power to dispose or to direct the disposition: 9,419,051
4.	Shared power to dispose or to direct the disposition -0-

(ii)	1.	Sole power to vote or to direct vote: -0-
2.	Shared power to vote or to direct vote: 9,419,051
3.	Sole power to dispose or to direct the disposition: -0-
4.	Shared power to dispose or to direct the disposition 9,419,051

(iii)	1.	Sole power to vote or to direct vote: -0-
2.	Shared power to vote or to direct vote: 9,419,051
3.	Sole power to dispose or to direct the disposition: -0-
4.	Shared power to dispose or to direct the disposition 9,419,051

(c)           Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock held by the Reporting Persons within the past 60 days of the date hereof by the Reporting Persons.

(d)           No person(s) other  than the  Reporting  Persons is known to have the right to receive or the power to direct the receipt of dividends  from,  or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or  relationships among the Reporting  Persons, or between the Reporting  Persons and any other person,  with respect to the  securities of the Company.

Item 7.	Material to be Filed as Exhibits.

10.1
Agreement and Plan of Reorganization (the “Merger Agreement”), by and among AFH Acquisition III, Inc. (“AFH”), TMP Merger Sub, Inc. (“TMP Merger Sub”), AFH Merger Sub, Inc. (“AFH Merger Sub”), AFH Holding and Advisory, LLC (“AFH Advisory”), Targeted Medical Pharma, Inc. (“TMP”), William E. Shell, MD, Elizabeth Charuvastra and Kim Giffoni (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed  by the Comapny on event date herewith)

99.1
Joint Filing Agreement, dated January 31, 2011 by and among Elizabeth Charuvastra and William Shell Family Trust dated July 27, 2006 and Amended September 29, 2006, William E. Shell, MD and Elizabeth Charuvastra

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated January 31, 2011

ELIZABETH CHARUVASTRA AND
WILLIAM SHELL FAMILY TRUST
DATED JULY 27, 2006 AND AMENDED SEPTEMBER 29, 2006

By:	/s/ William E. Shell
Name: William E. Shell, MD, Co-Trustee

/s/ William E. Shell
William E. Shell, MD

/s/ Elizabeth Charuvastra
Elizabeth Charuvastra